Exhibit 12

The J.M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands of dollars)

	January 31, 2013
	Three Months Ended	Nine Months Ended
Earnings before fixed charges:
Income before income taxes	$233,994	$625,477
Total fixed charges	30,126	90,273
Less: capitalized interest	(762)	(2,894)

Earnings available for fixed charges	$263,358	$712,856
Fixed charges:
Interest and other debt expense, net of capitalized interest	$24,226	$72,374
Capitalized interest	762	2,894
Estimated interest portion of rent expense (a)	5,138	15,005

Total fixed charges	$30,126	$90,273
Ratio of earnings to fixed charges	8.7	7.9

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.